Exhibit 99.193

FOR IMMEDIATE RELEASE

HIGH TIDE ANNOUNCES DETAILS OF CONSOLIDATION TO MEET NASDAQ LISTING REQUIREMENTS

●	15:1 share consolidation to begin trading on or about May 14, 2021

●	NASDAQ Capital Market listing expected in May 2021 under ticker symbol HITI

CALGARY, May 12, 2021 /CNW/ – High Tide Inc. (“High Tide” or the “Company”) (TSXV: HITI) (OTCQB: HITIF) (FRA:2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is pleased to announce that it will be consolidating all of its issued and outstanding common shares (“Common Shares”) on the basis of one (1) post-consolidation Common Share for each fifteen (15) pre-consolidation Common Shares (the “Share Consolidation”). The Share Consolidation represents another major step towards the listing of the Common Shares on The Nasdaq Stock Market LLC (“Nasdaq”) by meeting the minimum share price requirement set by Nasdaq.

“Today’s news represents a significant milestone towards High Tide becoming the first major cannabis retailer anywhere in the world to be listed on Nasdaq, making our shares more accessible to a larger audience of both retail and institutional investors, and increasing our appeal to potential M&A targets,” said Raj Grover, President and Chief Executive Officer of High Tide. “The announced share consolidation, coupled with other recent progress in our application, gives us confidence that we remain on course to meet the listing standards and begin trading on Nasdaq by the end of this month,” added Mr. Grover.

The listing of High Tide’s Common Shares on Nasdaq remains subject to the approval of Nasdaq and the satisfaction of all applicable listing and regulatory requirements, including the effectiveness and clearing comments of the Form 40-F. Following receipt of all required approvals, the Company will issue a press release announcing its first trading date on Nasdaq.

Share Consolidation Details

The Company’s board of directors approved the Share Consolidation and it is expected that the Common Shares will commence trading on a post-Share Consolidation basis on the TSX Venture Exchange (the “TSXV”) on or about Friday May 14, 2021.

The Share Consolidation was approved by holders of Common Shares at the Company’s annual and special meeting held on July 24, 2019. The Share Consolidation is subject to acceptance by the TSXV.

Assuming the Share Consolidation is completed, the existing 690,834,719 Common Shares will be reduced to approximately 46,055,653 Common Shares, subject to adjustments for rounding purposes. No fractional shares will be issued. Any fractional interest in Common Shares that is less than 0.5 of a Common Share resulting from the Share Consolidation will be rounded down to the nearest whole Common Share and any fractional interest in Common Shares that is 0.5 or greater of a Common Share will be rounded up to the nearest whole Common Share.

There are currently 35,193,728 Common Share purchase warrants originally issued by Meta Growth (“Meta Warrants”) listed for trading on the TSXV, each exercisable at $0.29 per Meta Warrant for 0.824 Common Share. Following the Share Consolidation, the number of listed Meta Warrants outstanding will not be altered; however, the exercise terms will be adjusted in accordance with the terms of the warrant indenture dated February 6, 2020, as supplemented on November 16, 2020, such that fifteen Warrants will be exercisable for 0.824 post-Share Consolidation Common Share following the payment of an adjusted exercise price of $4.35.

There are currently 23,958,332 Common Share purchase warrants originally issued as a part of the 2021 bought deal (“HITI Warrants”) listed for trading on the TSXV, each exercisable at $0.58 per HITI Warrant for one Common Share. Following the Share Consolidation, the number of listed HITI Warrants outstanding will not be altered; however, the exercise terms will be adjusted in accordance with the terms of the warrant indenture dated February 22, 2021, such that fifteen HITI Warrants will be exercisable for one post-Share Consolidation Common Share following the payment of an adjusted exercise price of $8.70.

There are currently $900,000 principal amount of convertible debentures originally issued by Meta Growth (“Convertible Debentures”) listed for trading on the TSXV, convertible at $0.22 per Common Share (“Conversion Price”). Following the Share Consolidation, the number of listed Convertible Debentures outstanding will not be altered; however, the conversion terms will be adjusted in accordance with the terms of the debenture indenture dated November 23, 2018, as supplemented on November 16, 2020, such that the Conversion Price will be adjusted to $3.30 per post-Share Consolidation Common Share.

Upon completion of the Share Consolidation, a letter of transmittal will be sent by mail to registered shareholders advising that the Share Consolidation has taken effect. The letter of transmittal will contain instructions on how registered shareholders can exchange their share certificates or Direct Registration System (“DRS”) statements evidencing their pre-consolidation Common Shares for new share certificates or new DRS statements representing the number of post-consolidation Common Shares to which they are entitled.

Beneficial shareholders holding their Common Shares through an intermediary may be subject to different procedures for obtaining their post-consolidation Common Shares. If you have questions in this regard, you are encouraged to contact your intermediary.

The Company does not intend to change its name or seek a new stock trading symbol in connection with the Share Consolidation.

The Company’s new CUSIP number for the post-consolidation Common Shares is 42981E401 and the new ISIN number is CA42981E4013. There are no changes to the CUSIP number or ISIN number for the Meta Warrants, HITI Warrants or Convertible Debentures.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the most profitable Canadian retailer of recreational cannabis as measured by Adjusted EBIDTA, 1 with 85 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide’s retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com, Smokecartel.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

1 Adjusted EBITDA is a non-IFRS financial measure.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements regarding High Tide and its business include, but are not limited to, statements with respect to: the potential listing of High Tide’s Shares on Nasdaq, the timing thereof, receipt of regulatory approval for, and the Form 40-F Registration Statement with the SEC. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting High Tide, including risks relating to the listing of High Tide’s securities in the United States, a shutdown of the United States government, the Nasdaq listing not providing High Tide with broadened access to international investors or enhance High Tide’s liquidity, the Company not expanding globally, which could result in the Company not having a diversified business platform for growth, the Company not being well positioned to pursue additional opportunities for growth, or such opportunities no longer being available to High Tide, risks associated with the geographic markets in which High Tide operates, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the cannabis industry and the regulation thereof, the failure to comply with applicable laws, the failure to obtain regulatory approvals, economic factors, market conditions, the equity and debt markets generally, risks associated with growth and competition, general economic and stock market conditions, risks and uncertainties detailed from time to time in High Tide’s filings with the SEC and Canadian Securities Administrators, the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks and many other factors beyond the control of High Tide.  Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

CONTACT INFORMATION

Omar Khan

Senior Vice President, Corporate and Public Affairs

omar@hightideinc.com

Tel. 1 (647) 985-4401

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